UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2003

Commission File No. 000-32899

TRADE WIND COMMUNICATIONS LIMITED
(Translation of registrant's name into English)

Level 9, 220 George Street, Sydney, NSW Australia 2000
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -

TRADE WIND COMMUNICATIONS LIMITED
Level 3, Sussex Street
Sydney, NSW 2000 Australia

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the annual and special meeting (the "Meeting") of Shareholders of TRADE WIND COMMUNICATIONS LIMITED (the "Company") will be held at the offices of the Company, Level 3 120 Sussex Street, Sydney, Australia, on Monday, December 22, 2003 at 11.30 a.m local time, for the following purposes:

  To receive the report of the directors of the Company.

  To receive and consider the consolidated financial statements of the Company for its fiscal period ended June 30, 2003 and the report of the auditor thereon.

  To fix the number of directors at three.

  To elect directors of the Company for the ensuing year.

  To appoint an auditor of the Company for the ensuing year and to authorize the directors to fix the auditor's remuneration.

  To consider and, if thought fit, approve an ordinary resolution amending the Company's 2000 Stock Option Plan (the "Plan") by increasing the number of shares available under the Plan from 6,543,974 to 7,290,581 common shares.

  To consider and, if thought fit, approve an ordinary resolution authorizing the directors of the Company to appoint on behalf of the shareholders up to three individuals to act as additional directors of the Company.

  To consider and, if thought fit, approve an ordinary resolution that the Company be authorized to de-list from the TSX Venture Exchange and to apply to upgrade its USA status from the Pink Sheets to the OTC Bulletin Board, subject to the discretion of the Board of Directors.

  To consider and, if thought fit, approve an ordinary resolution that Australasian Capital Holdings Pty Limited ("ACH") a company controlled by Mr Frank Favretto, a director of the Company be paid A$30,000.00 in cash and issued 2,000,000 common shares in the Company in satisfaction of consultancy services provided from 1 September 2001 to 30 June 2003 and non-executive directorship services for the years 2001/2 and 2002/3.

  To consider and, if thought fit, approve an ordinary resolution that ACH be issued 2,000,000 warrants in the Company with a 3 year term and exercisable at a price of A$0.20 per share to replace 2,113,867 warrants exercised by 3rd party investors to facilitate funding of the company.

  To consider and, if thought fit, approve an ordinary resolution that Boronia Investments Pty Limited (a company controlled by Mr. Peter Hawkins, a director of the Company) be issued 1,000,000 common shares in the Company in satisfaction of A$50,000.00 otherwise owing for outstanding expenses and A$35,000 per annum owing in connection with the provision of directorship services for the years 2001/2 and 2002/3.

  To transact such other business as may properly come before the Meeting or any adjournment thereof.

An Information Circular accompanies this Notice. The Information Circular contains details of matters to be considered at the Meeting. The financial statements of the Company for the year ended June 30, 2003, together with the auditor's report thereon, will be forwarded to the shareholders separately.

A shareholder who is unable to attend the Meeting in person and who wishes to ensure that such shareholder's shares will be voted at the Meeting is requested to complete, date and sign the enclosed form of proxy and deliver it by fax, by hand or by mail in accordance with the instructions set out in the form of proxy and in the Information Circular.

If you plan to attend the Meeting you must follow the instructions set out in the form of proxy and in the Information Circular to ensure that your shares will be voted at the Meeting.

DATED at Sydney, Australia, this 21st day of November, 2003.

BY ORDER OF THE BOARD

"Frank Favretto"
Frank Favretto

Executive Chairman

TRADE WIND COMMUNICATIONS LIMITED

Level 3, Sussex Street
Sydney, NSW 2000 Australia

INFORMATION CIRCULAR
as at November 21, 2003

MANAGEMENT SOLICITATION

This Information Circular is furnished in connection with the solicitation of proxies by the management of Trade Wind Communications Limited ("Trade Wind") for use at the annual and special meeting (the "Meeting") of its shareholders to be held on December 22, 2003 at the time and place and for the purposes set forth in the accompanying Notice of Meeting.

The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of Trade Wind. Trade Wind does not reimburse Shareholders, nominees or agents for the cost incurred in obtaining from their principals authorization to execute forms of proxy; except that Trade Wind has requested brokers and nominees who hold stock in their respective names to furnish this proxy material to their customers, and Trade Wind will reimburse such brokers and nominees for their related out of pocket expenses. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by Trade Wind.

Reference in Information Circular to "member" or "Shareholder" or "Shareholders" are references to the holder or holders of record of shares of common stock without par value of Trade Wind (the "Common shares").

This Information Circular and the accompanying Proxy Form are being delivered to Canadian and United States intermediaries holding Common shares on behalf of another person or corporation, and are being mailed on or about November 24, 2003 to all registered Shareholders as of the close of business on November 21, 2003 (the "Record Date").

VOTING AND REVOCABILITY OF PROXY

Registered Holders of Common shares are entitled to vote at the Meeting. A Shareholder is entitled to one vote for each Common share that such Shareholder holds on the Record Date on the resolutions to be acted upon at the Meeting and any other matter to come before the Meeting.

The persons named as proxyholders (the "designated persons") in the enclosed form of proxy were designated by the directors of Trade Wind. A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON OR CORPORATION (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR AND ON BEHALF OF THAT SHAREHOLDER AT THE MEETING, OTHER THAN THE DESIGNATED PERSONS IN THE ENCLOSED FORM OF PROXY. TO EXERCISE THIS RIGHT, THE SHAREHOLDER MAY DO SO BY STRIKING OUT THE PRINTED NAMES AND INSERTING THE NAME OF SUCH OTHER PERSON AND, IF DESIRED, AN ALTERNATE TO SUCH PERSON IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY.

In order to be voted, the completed form of proxy must be received by Pacific Corporate Trust Company or the office of Trade Wind by mail or by fax, at any time up to and including 10:00 a.m. on December 19, 2003, Vancouver time or with the Chairman of the Meeting on the day of the Meeting prior to 11.30 a.m. on December 22, 2003, Sydney time.

A proxy may not be valid unless it is dated and signed by the Shareholder who is giving it or by that Shareholder's attorney-in-fact duly authorized by that Shareholder in writing or, in the case of a corporation, dated and executed by an duly authorized officer, or attorney-in-fact for, the corporation. If a form of proxy is executed by an attorney-in-fact for an individual Shareholder or joint Shareholders or by an officer or attorney-in-fact for a corporate Shareholder, the instrument so empowering the officer or attorney-in-fact, as the case may be, or a notarial copy thereof, should accompany the form of proxy.

A Shareholder who has given a proxy may revoke it at any time, before it is exercised, by an instrument in writing (a) executed by that Shareholder or by that Shareholder's attorney-in-fact authorized in writing or, where that Shareholder is a corporation, by a duly authorized officer of, or attorney-in-fact for, the corporation; and (b) delivered either (i) to Trade Wind at Level 3, 120 Sussex Street, Sydney, NSW2000 Australia (Attention: Frank Favretto) at any time up to and including the last business day preceding the day of the Meeting or, if adjourned or postponed, any reconvening thereof, or (ii) to the Chairman of the Meeting prior to the vote on matters covered by the proxy on the day of the Meeting or, if adjourned or postponed, any reconvening thereof; or in any other manner provided by law. Also, a proxy will automatically be revoked by either (i) attendance at the Meeting and participation in a poll (ballot) by a Shareholder or (ii) submission of a subsequent proxy in accordance with the foregoing procedures. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

IN THE ABSENCE OF ANY INSTRUCTIONS, THE DESIGNATED PERSONS OR OTHER PROXY AGENT NAMED ON THE PROXY FORM WILL CAST THE SHAREHOLDER'S VOTES ON ANY POLL (BALLOT) FOR THE APPROVAL OF ALL THE MATTERS IN THE ITEMS SET OUT IN THE FORM OF PROXY AND IN FAVOR OF EACH OF THE NOMINEES NAMED THEREIN FOR ELECTION AS DIRECTORS.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to any amendments or variations to any matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Proxy Statement and Information Circular, management of Trade Wind knew of no such amendments, variations, or other matters to come before the Meeting.

In the case of abstentions from or withholding of the voting of shares on any matter, the shares which are the subject of the abstention or withholding ("non-voted shares") will be counted for determination of a quorum, but will not be counted as affirmative or negative on the matter to be voted upon.

No person has been authorized to give any information or to make any representation other than those contained in this Information Circular in connection with the solicitation of proxies and, if given or made, such information or representations must not be relied upon as having been authorized by Trade Wind. The delivery of this Information Circular shall not create, under any circumstances, any implication that there has been no change in the information set forth herein since the date of this Information Circular. This Information Circular does not constitute the solicitation of a proxy by anyone in any jurisdiction in which such solicitation is not authorized or in which the person making such solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES

The information set forth in this section is of significant importance to many Shareholders of Trade Wind, as a substantial number of Shareholders do not hold shares in their own name. Shareholders who do not hold their shares in their own name (referred to in this Information Circular as "Beneficial Shareholders") should note that only proxies deposited by Shareholders whose names appear on the records of Trade Wind as the registered holders of Common shares can be recognized and acted upon at the Meeting. If common shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those common shares will not be registered in the Shareholder's name on the records of Trade Wind. Such Common shares will more likely be registered under the names of the Shareholder's broker or an agent of that broker. In the United States, the vast majority of such shares are registered under the name of Cede & Co. as nominee for The Depositary Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the form of proxy provided to registered Shareholders by Trade Wind. However, its purpose is limited to instructing the registered Shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication Services ("ADP") in the United States and Independent Investor Communications Company ("IICC") in Canada. ADP and IICC typically apply a special sticker to proxy forms, mail those forms to the Beneficial Shareholders and Beneficial Shareholders to return the proxy forms to ADP for the United States and IICC for Canada. ADP and IICC then tabulate the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A Beneficial Shareholder receiving an ADP proxy or an IICC proxy cannot use that proxy to vote Common shares directly at the Meeting - the proxy must be returned to ADP or IICC, as the case may be, well in advance of the Meeting in order to have the common shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting common shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered Shareholder and vote the Common shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Common shares as proxyholder for the registered Shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Alternatively, a Beneficial Shareholder may request in writing that his or her broker send to the Beneficial Shareholder a legal proxy which would enable the Beneficial Shareholder to attend at the Meeting and vote his or her Common shares.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Trade Wind is authorized to issue 5,000,000,000 shares without par value. As of November 21, 2003, Trade Wind had 36,452,908 Common shares outstanding, not including 825,000 Common shares for which subscriptions and funds have been received but no formal issuance has yet occurred. Persons who on November 21, 2003 are recorded on our share register as holders of our Common shares can vote at the Meeting (the "Shareholders"). Each Common share has the right to one vote.

To the knowledge of Trade Wind's directors and officers, the only persons or corporations who, as at November 21, 2003, beneficially owned, directly or indirectly, or exercised control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of Trade Wind are as follows:
Shareholder Name and Address	Number of Shares Held	Percentage of Issued Shares
Frank Favretto Australia	4,169,593(1)	11.43%

(1) 3,566,697 of these shares are owned by Australasian Capital Holding Pty Ltd., an Australian trustee company owned by Frank Favretto and Sharon Favretto, spouse of Frank Favretto and 602,896 of these shares are owned by Australasian Capital Holdings Pty Ltd., ITF The Favretto Superannuation Fund, an Australian fund company, owned by Frank and Sharon Favretto.

The above information was supplied by Pacific Corporate Trust Company, Trade Wind's registrar and transfer agent, and by the directors.

ELECTION OF DIRECTORS

The size of the board of directors is currently determined at three. The board proposes that the number of directors to be elected remain at three. Shareholders will therefore be asked to approve an ordinary resolution that the number of directors elected be fixed at three provided that approval is also being sought to authorize the directors to appoint up to a further three directors subsequent to the general meeting.

The term of office of each of the current directors will expire at the conclusion of the Meeting. Each director elected will hold office until the conclusion of the next annual general meeting of shareholders of Trade Wind at which a director is elected, unless the director's office is earlier vacated in accordance with the Articles of Trade Wind or the provisions of the Companies Act (Bermuda).

The following table sets out the names of management's nominees for election as directors, all offices in Trade Wind each now holds, each nominee's principal occupation, business or employment, the period of time during which each has been a director of Trade Wind and the number of Common shares of Trade Wind beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at November 21, 2003.
Name, Position and Country of Residence	Occupation, Business or Employment(1)	Period a Director of Trade Wind	Shares Beneficially Owned or Controlled(1)
KEVIN LEVINE* Australia Deputy Chief Executive Officer, Chief Financial Officer and Director	Chief Financial Officer and Deputy Chief Executive Officer	May 25, 2001	77,667
FRANK FAVRETTO*(2) Australia Executive Chairman and Director	Professional investor and director of various private and public companies	June 16, 1999	4,169,593(3)
PETER HAWKINS* Australia Non-executive Director	Consultant with Paterson Ord Minnett; Director of Westland Building Society and several other private and unlisted companies	December 20, 2000	399,562

* Member of Audit Committee.

(1) The information as to principal occupation, business or employment and shares beneficially owned or controlled is not within the knowledge of the management of Trade Wind and has been furnished by the respective nominees.

(2) Mr. Favretto was appointed Executive Chairman effective October 31, 2003 to fill the vacancy created by the resignation of Malcolm Hemmerling.

(3) 3,566,697 of these shares are owned by Australasian Capital Holding Pty Ltd., an Australian trustee company owned by Frank Favretto and Sharon Favretto, spouse of Frank Favretto and 602,896 of these shares are owned by Australasian Capital Holdings Pty Ltd., ITF The Favretto Superannuation Fund, an Australian fund company, owned by Frank and Sharon Favretto.

Trade Wind does not have an Executive Committee of its directors and is required to have an Audit Committee. The current members of the Audit Committee are Kevin Levine, Frank Favretto and Peter Hawkins.

COMPENSATION OF EXECUTIVE OFFICERS

Each of Nicholas Bird, a former Chief Executive Officer of Trade Wind, Malcolm Hemmerling, Trade Wind's former Chief Executive Officer and Kevin Levine, Trade Wind's Deputy Chief Executive Officer and Chief Financial Officer, are the "Named Executive Officers" of Trade Wind for the purposes of the following disclosure. The compensation of the Named Executive Officers for Trade Wind's three most recently completed financial years is as set out below:
		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units ($)	Long-term Incentive Plan Payouts ($)	All Other Compensation ($)
NICHOLAS BIRD(1) Former CEO	2003 2002 2001	$ 86,235 $173,983 $145,428	Nil Nil Nil	$66,932(2)(3) $96,141(2)(3) $78,000(2)(3	N/A Nil 701,952(4)	N/A Nil Nil	$283,307 Nil Nil	N/A Nil Nil
MALCOLM HEMMERLING(5) Former CEO	2003 2002 2001	$268,242 $N/A N/A	Nil N/A N/A	92,127 N/A N/A	1,250,000 N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A
KEVIN LEVINE Deputy CEO and CFO	2003 2002 2001	$165,620 $168,117 $143,703	Nil $50,300 Nil	$45,888(2)(3) $17,528(2)(3) $14,233(2)(3)	Nil 100,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1) Nicholas Bird resigned as Trade Wind's President and Chief Executive Officer on September 17, 2002.

(2) These sums are comprised of superannuation contributions and life insurance premiums.

(3) In addition, this Named Executive Officer is also provided with a fully maintained company vehicle (including all reasonable operation costs).

(4) These options are held by Skyglen Pty Limited, an Australian trustee company controlled by Nicholas Bird and are options forming part of Mr. Bird's contract of employment and which were previously held within Flexemessaging.com prior to the Scheme of Arrangement.

(5) Malcolm Hemmerling was appointed Trade Wind's Chief Executive Officer on September 17, 2002 but resigned effective October 31, 2003.

There were no long term incentive plans in place for any Named Executive Officer of Trade Wind during the most recently completed financial year.

Options/SARS of the Named Executive Officers

The following table shows options granted to the CEO or any Named Executive Officer of Trade Wind during the most recently completed financial year.
Optionee	Amount	Exercise Price	Expiry Date
Malcolm Hemmerling	1,250,000	(1)	September 18, 2007

(1) C$0.35 in respect of options vested in year 1 and C$0.45 in respect of options vested in year 2.

No share options and share appreciation rights were exercised by the Named Executive Officer during the financial year ended June 30, 2003.

There were no share options held by the Named Executive Officer that were repriced downward during the financial year ended June 30, 2003.

There were no defined benefit or actuarial plans in place for the Named Executive Officer during the financial year ended June 30, 2003.

Compensation of Directors

There were no stock options granted to directors of Trade Wind, other than the Named Executive Officer, during the financial year ended June 30, 2003.

There were no standard arrangements under which the directors were compensated by Trade Wind during the most recently completed financial year for their services in their capacity as a director.

APPOINTMENT OF AUDITOR

The Board of Directors of the Company resolved on November 4, 2003 that BDO International, Chartered Accountants, not be proposed for reappointment as the auditor of the Company at the Meeting. Walter Turnbull, Chartered Accountants, of Sydney, Australia will be nominated at the Meeting for appointment as auditor of the Company at a remuneration to be fixed by the directors to replace BDO International.

There have been no reportable disagreements between Trade Wind and BDO International and no qualified opinions or denials of opinions by BDO International for the purposes of National Policy 31. A copy of Trade Wind's Reporting Package with respect to the termination of BDO International and proposed appointment of Walter Turnbull as auditor of Trade Wind (including the Notice of Change of Auditor, a letter from BDO International, a letter from Walter Turnbull and Certificate of Officer of Trade Wind) are attached as Schedule "A" to this Information Circular.

ADDITIONAL COMPANY INFORMATION

Indebtedness of Directors, Executive Officers and Senior Officers

None of the directors, executive officers or senior officers of Trade Wind, nor proposed nominees for election as directors of Trade Wind nor associates or affiliates of such persons is or has been indebted to Trade Wind or its subsidiary at any time since the beginning of Trade Wind's last completed financial year.

Interest of Certain Persons in Matters to be Acted Upon

None of the directors, executive officers or senior officers of Trade Wind, nor proposed nominees for election as directors of Trade Wind nor associates or affiliates of such persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than as set out herein.

Interest of Management and Insiders in Material Transactions

None of the directors or senior officers of Trade Wind, nor any proposed nominee for election as a director of Trade Wind, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of Trade Wind, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any material transaction since the commencement of Trade Wind's last completed financial year other than as detailed herein.

Management Contracts

Management services for Trade Wind are not, to any substantial degree, performed by persons other than the senior officers of Trade Wind.

PARTICULARS OF MATTERS TO BE ACTED UPON

Amendment to Stock Option Plan

Shareholder approval as evidenced by a majority of the votes cast at the Meeting by "disinterested shareholders" will be sought to approve an amendment to the 2000 Stock Option Plan (the "Plan") by increasing the amount of stock options available from 6,543,974 common shares to 7,290,581 common shares in the capital stock of Trade Wind. All other terms and conditions of the Plan shall remain the same.

Under TSX Venture Exchange Listings Policy 4.4, a disinterested shareholder vote is required if more than 10% of the number of outstanding shares of the Company could be reserved for options to insiders within a one-year period. A disinterested shareholder vote is also required if more than 5% of the number of outstanding shares could be issued upon exercise of options to any one insider in a one-year period.

Under TSX Venture Exchange Listings Policy 4.4, "disinterested shareholders" are shareholders entitled to vote at a meeting of Trade Wind other than:

(a) insiders of Trade Wind to whom shares may be issued pursuant to the stock option plan; and

(b) "associates" of persons referred to in (a).

For the purpose of such resolution, 5,586,470 shares held by Insiders of Trade Wind and their associates will not be counted in the voting.

A copy of the Plan is available for review at the offices of Trade Wind Level 3, Sussex Street, Sydney, NSW2000 Australia.

Appointment of Directors

Shareholder approval will be sought by way of ordinary resolution to authorize the directors to appoint up to a further three additional directors of the Company to hold office until the next annual general meeting. This resolution is in accordance with the provisions of the Bermuda Companies Act and is intended to enable the board of directors to add persons with complimentary expertises to the board as such persons are identified.

Delisting from the TSX Venture Exchange

The directors of the Company have determined that the listing of the Company on the TSX Venture Exchange, in combination with the trading of the Company's shares in the United States on the Pink Sheets, has not provided sufficient liquidity to the shareholders to justify the costs involved with maintaining such listings. The directors are seeking shareholder approval to make application to the TSX Venture Exchange to have the shares of the Company delisted and to have the Company's shares quoted on the OTC Bulletin Board. Notwithstanding the passage of the shareholders' resolution, the decision to delist from the TSX Venture Exchange or to apply to the OTC Bulletin Board remains at the discretion of the directors of the Company. At the same time the directors are pursuing a listing of the Company's shares, either directly or indirectly, on the Australian Stock Exchange, however no such listing can be assured.

As the policies of the TSX Venture Exchange require that shareholder approval be obtaining to the delisting of the Company's shares, shareholder approval by way of ordinary resolution will be sought to authorize the directors to make application to the TSX Venture Exchange to delist the Company's shares.

Transactions with Australian Capital Holdings Pty ("ACH")

Shareholder approval will be sought by way of ordinary resolution to approve the following transactions with ACH, a company controlled by Mr. Frank Favretto, a director of the Company:

1. It is proposed that a ACH be paid A$30,000.00 and issued 2,000,000 common shares of the Company at a deemed price of A$0.12 in satisfaction of the Company's obligations to ACH for consultancy services provided for the period September 1, 2001 to June 30, 2003 and for directorship services for the years 2001/02 and 2002/03.

2. It is proposed that ACH be issued 2,000,000 share purchase warrants of the Company, said warrants having a term of three years and an exercise price of A$0.20 per share, which warrants are intended to replace 2,113,867 warrants previously issued to ACH, which were made available for exercise by third parties, and were so exercised, in order to provide funding for the Company.

Transaction with Boronia Investments Pty Limited ("Boronia")

Shareholder approval will be sought by way of ordinary resolution to approve the issuance of 1,000,000 common shares of the Company to Boronia (a company controlled by Mr. Peter Hawkins, a director of the Company) at a deemed price of A$0.12 per share in satisfaction of A$50,000.00 otherwise owing for outstanding expenses and A$35,000 per annum otherwise owing for directors services during the years 2001/02 and 2002/03.

ADDITIONAL INFORMATION

Additional information relating to Trade Wind may be obtained upon request from the President of Trade Wind by telephone number 61 2 9250 8888 or by fax 61 2 9250 8881.

CERTIFICATE

The foregoing constitutes no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

Dated at Sydney, Australia, this 21st day of November, 2003.
"Frank Favretto" Frank Favretto Executive Chairman

TRADE WIND COMMUNICATIONS LIMITED

Level 3, Sussex Street
Sydney, NSW 2000 Australia

Telephone: 011 61 2 9250 8888 Fax: 011 61 2 9250 8881

P R O X Y

This proxy is solicited by the management of TRADE WIND COMMUNICATIONS LIMITED (the "Company"). The undersigned hereby appoints Frank Favretto, Executive Chairman and Director of the Company, or failing him, Kevin Levine, Deputy Chief Executive Officer, Chief Financial Officer and Director of the Company, or instead of either of the foregoing, (insert name) __________________________________, as nominee of the undersigned, with full power of substitution, to attend and vote on behalf of the undersigned at the Annual and Special Meeting to be held at Level 3, 120 Sussex Street, Sydney, Australia, on December 22, 2003, at 11.30 a.m., local time, and at any adjournments thereof, and directs the nominee to vote or abstain from voting the shares of the undersigned in the manner indicated below:

1. Fixing the Number of Directors

Vote For [ ]Against [ ] the resolution fixing the size of the board of directors at three.

2. Election of Directors

The nominees proposed by management of the Company are:

To elect KEVIN LEVINE as a Director
Vote For [ ] Withhold Vote [ ]

To elect FRANK FAVRETTO as a Director
Vote For [ ] Withhold Vote [ ]

To elect PETER HAWKINS as a Director
Vote For [ ] Withhold Vote [ ]

3. Election of Additional Directors

Vote For [ ] Against [ ] the resolution authorizing the directors of the Company to appoint on behalf of the shareholders up to three individuals to act as additional directors of the Company.

4. Auditor

Vote For [ ] Withhold Vote [ ] on the resolution to appoint Walter Turnbull, Chartered Accountants, as auditor of the Company.

Vote For [ ] Against [ ] the resolution to authorize the board of directors to fix the remuneration of the auditor.

5. TSX Venture Exchange

Vote For [ ] Against [ ] the resolution that the Company be authorized to de-list from the TSX Venture Exchange and to apply to upgrade its USA status from the Pink Sheets to the OTC Bulletin Board subject to the discretion of the Board of Directors.

5. Amendment to Stock Option Plan

Vote For [ ]Against [ ] the resolution to amend the 2000 Stock Option Plan by increasing the amount of stock options available from 6,543,974 common shares to 7,290,581 common shares, as more particularly set out in the Information Circular prepared for the Meeting.

6. Consultancy Services

Vote For [ ] Against [ ] the resolution that Australasian Capital Holdings Pty Limited ("ACH") be paid A$30,000.00 in cash and issued 2,000,000 common shares in the Company in satisfaction of consultancy services provided from September 1, 2001 to June 30, 2003 and non-executive directorship services for the years 2001/2 and 2002/3.

7. Funding

Vote For [ ] Against [ ] the resolution that ACH be issued 2,000,000 warrants in the Company with a 3 year term and exercisable at a price of A$0.20 per share to replace 2,113,867 warrants previously issued to ACH and subsequently exercised by 3rd party investors to facilitate funding of the Company.

8. Outstanding Expenses

Vote For [ ] Against [ ] the resolution that Boronia Investments Pty Limited be issued 1,000,000 common shares in the Company in satisfaction of A$50,000.00 otherwise owing for outstanding expenses and a further A$35,000 per annum on account of directors services for the years 2001/2 and 2002/3.

THE UNDERSIGNED HEREBY REVOKES ANY PRIOR PROXY OR PROXIES.

DATED:  _______________________________________________________, 2003.

Signature of Shareholder

(Please print name here)

A proxy will not be valid unless the completed, signed and dated form of proxy is delivered to the office of Pacific Corporate Trust Company, Proxy Department, by fax to (604.689.8144) or by mail or by hand to Suite 830, 625 Howe Street, Vancouver, British Columbia, Canada V6C 3B8, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

Any one of the joint holders of a Share may sign a form of proxy in respect of the Share but, if more than one of them is present at the meeting or represented by proxyholder, the one of them whose name appears first in the register of members in respect of the Share, or that one's proxyholder, will alone be entitled to vote in respect thereof. Where the form of proxy is signed by a company, either its corporate seal must be affixed to the form of proxy or the form of proxy should be signed by the company under the hand of an officer or attorney duly authorized in writing, which authorization must accompany the form of proxy.

A shareholder has the right to appoint a person, other than either of the nominees designated in this form of proxy, who need not be a shareholder, to attend and act for and on behalf of the shareholder at the Meeting and may do so by inserting the name of that other person in the blank space provided for that purpose in this form of proxy or by completing another suitable form of proxy.

The Shares represented by the proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot, and where a choice with respect to a matter to be acted on is specified the Shares will be voted on a ballot in accordance with that specification. This proxy confers discretionary authority with respect to matters identified or referred to in the accompanying Notice for the Meeting for which no instruction is given, and with respect to other matters that may properly come before the Meeting other than voting for a nominee for Director who is not specified in the proxy. In respect of a matter so identified or referred to for which no instruction is given, the nominees named in this proxy will vote shares represented thereby FOR the approval of such matter.

ANNUAL RETURN CARD
REQUEST FOR INTERIM FINANCIAL STATEMENTS

TO: TRADE WIND COMMUNICATIONS LIMITED

In accordance with National Instrument No. 54-102 of the Canadian Securities Administrators, registered and non-registered (beneficial) shareholders may request annually to receive interim corporate mailings, including financial statements of the company. If you wish to receive such material, please complete and return this form to the registrar and transfer agent for TRADE WIND COMMUNICATIONS LIMITED (the "Company"):

PACIFIC CORPORATE TRUST COMPANY
Suite 830, 625 Howe Street
Vancouver, BC V6C 3B8

I certify that I am a registered/non-registered owner of common securities of the Company and request that I be placed on the Company's Supplemental Mailing List in order to receive the Company's interim corporate mailings, including financial statements.

DATED: ________________, 2003. ______________________________________________________
Signature

______________________________________________________
Name of Registered/Non-Registered Shareholder - Please Print

______________________________________________________
Address

______________________________________________________

_____________________________________________________
Postal Code

Fax Number

______________________________________________________
Name and title of person signing if different from name above.

By providing an E-mail address, you will be deemed to be consenting to the electronic delivery to you at such E-mail address of the interim financial statements, if delivery by electronic means is allowed by applicable regulatory rules and policies.

____________________________________________________
E-mail address (optional)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRADE WIND COMMUNICATIONS LIMITED

Date: December 30, 2003

/s/ Frank Favretto
_____________________________
Frank Favretto
Chairman